EXHIBIT 99.1

Hydro Sells Ownership Stake in Hydro Texaco to Reitan Servicehandel

OSLO, Norway, July 10, 2006 (PRIMEZONE) -- Hydro has decided to sell its 50 percent shareholding in the gasoline retail chain Hydro Texaco in Norway and Denmark to the Scandinavian retail company Reitan Servicehandel for approximately NOK 1 billion.

Reitan Servicehandel, which operates franchise-based business in the retail sector, takes over the entire operations, a total of more than 750 Hydro Texaco service stations and Uno-X automate stations, of which two thirds are company owned.

The transaction, which also implies that Chevron sells its shares to Reitan Servicehandel, is subject to approval by the authorities in both countries, and is expected to be concluded in the beginning of the fourth quarter of 2006. It is not expected to have any significant effects on Hydro's results.

Hydro Texaco AS is owned 50 per cent by Hydro, and 50 per cent by the US oil company Chevron. The operation includes the distribution, marketing and sale of petroleum products, as well as convenience stores at the petrol stations. Reitan Servicehandel takes over all Hydro Texaco AS employees -- 176 in Norway and 170 in Denmark, including pension liabilities.

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Certain statements contained in this announcement constitute "forward-looking information" within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. In order to utilize the "safe harbors" within these provisions, Hydro is providing the following cautionary statement.

Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements.

Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro's actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro's key markets, and global oil and gas and aluminum supply and demand conditions. For a detailed description of factors that could cause Hydro's results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under "Risk, Regulation and Other Information - Risk Factors" on page 92 of Hydro's Annual Report and Form 20-F 2005 and subsequent filings on Form 6-K with the US Securities and Exchange Commission.

No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

             Press contact                 Investor contact
 Contact     Kristin Brobakke              Stefan Solberg
 Telephone   +47 22532744                  +47 22533539
 Cellular    +47 91840681                  +47 91727528
 E-mail      Kristin.Brobakke@hydro.com    Stefan.Solberg@hydro.com

 Norsk Hydro ASA
 Drammensveien 264
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 Norway
 Telephone: +47 22 53 81 00
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 www.hydro.com